PRUDENTIAL PACIFIC GROWTH FUND, INC.
FILE NUMBER:  811-6391
FYE: October 31, 2001

Sub-Item 77J

Reclassification of Capital Accounts:
The Fund accounts for and reports
distributions to shareholders in
accordance with the American Institute
of Certified Public Accountants (AICPA)
Statement of Position 93-2:
Determination, Disclosure, and Financial
Statement Presentation of Income,
Capital Gain, and Return of Capital
Distributions by Investment Companies.
The effect of applying this statement
was to decrease net investment loss
by $1,515,115 and decrease paid-in
capital in excess of par by $1,530,479
and increase accumulated net realized
losses by $15,364 for differences in the treatment for book and tax purposes of certain transactions involving foreign securities, currencies, withholding taxes and net operating losses. Net investment income, net realized gains and net assets were not affected by this change.